Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Finance Trust, Inc.:

We consent to the use of our report dated March 15, 2016, with respect to the consolidated balance sheets of American Finance Trust, Inc. and its subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive (loss) income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2015, and the financial statement schedules titled schedule III – real estate and accumulated depreciation – part I as of December 31, 2015, schedule III – real estate and accumulated depreciation – part II for the years ended December 31, 2015 and 2014, and schedule IV – mortgage loans on real estate as of December 31, 2015 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

November 22, 2016